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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
____________________

Century Realty Trust
(Name of Issuer)

Shares of Beneficial Interest, No Par Value
(Title of Class of Securities)

156671109
(CUSIP Number)

Philip V. Oppenheimer, 119 West 57th Street, New York, NY 10019
(212) 489-7527
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2005
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 156671109


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

		P. Oppenheimer Investment Partnership, LP (IRS No. 13-3450444)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) [X]
		(b) [  ]

3.	SEC Use Only ........................................................

4.	Source of Funds (See Instructions)    N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) ..................................

6.	Citizenship or Place of Organization           Delaware

Number of Shares Beneficially
Owned by Each Reporting
Person With:

 	7.	Sole Voting Power         83,529
 	_____________________________________________________________________
 	8.	Shared Voting Power        -0-
 	_____________________________________________________________________
 	9.	Sole Dispositive Power    83,529
 	_____________________________________________________________________
 	10.	Shared Dispositive Power   -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        83,529

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) ..........

13.     Percent of Class Represented by Amount in Row (11)      4.6%

14.     Type of Reporting Person (See Instructions)      PN


CUSIP No. 156671109


1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

		Oppenheimer-Close International, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) [X]
		(b) [  ]

3.	SEC Use Only .......................................................
	....................................................................

4.	Source of Funds (See Instructions)      N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) ..................................

6.	Citizenship or Place of Organization       Bermuda

Number of Shares Beneficially
Owned by Each Reporting
Person With:

 	7.	Sole Voting Power          5,400
 	_____________________________________________________________________
 	8.	Shared Voting Power          -0-
 	_____________________________________________________________________
 	9.	Sole Dispositive Power     5,400
 	_____________________________________________________________________
 	10.	Shared Dispositive Power     -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

        5,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions) ..........

13.	Percent of Class Represented by Amount in Row (11)    0.3%

14.	Type of Reporting Person (See Instructions)    OO



Amendment No. 2 to Schedule 13D

Reference is hereby made to the statement of Schedule 13D originally filed with the Securities and Exchange Commission on October 21, 2004, as amended on November 24, 2004. Terms defined in the Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 4.	Purpose of Transaction

On May 18, 2005, the members of the Oppenheimer Group sold 45,100 of their Shares, thereby reducing their ownership percentage to below five percent (5%). As a result, no further amendments to this Schedule 13D will be filed.

Item 5.  Interest in Securities of the Issuer

(a) As of the close of business on the date hereof, the Oppenheimer Group beneficially owned a total of 88,929 Shares after giving effect to the transactions set forth below. Mr. Oppenheimer, by virtue of his status as managing member of Oppvest, may be deemed to have indirect beneficial ownership of the Shares owned by the individuals or entities forming a part of the Oppenheimer Group.

However, Mr. Oppenheimer, as stated below, disclaims beneficial ownership of such Shares. The Shares owned by the reporting persons represent approximately 4.9% of the outstanding Shares of Beneficial Interest of the Issuer, based on the 1,799,464 Shares reported as outstanding in the Issuer's Form 10-Q filed on May 13, 2005.

Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Oppenheimer disclaims beneficial ownership of any Shares owned by the Oppenheimer Group, by virtue of his status as managing member of Oppvest, the general partner of the Partnership and Investment Manager of International, and disclaims membership in the Oppenheimer Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

(b) Mr. Oppenheimer, by virtue of his status as the managing member of Oppvest, has the power to vote or to direct the vote and the power to dispose of and to direct the disposition of the Shares owned by each of the entities comprising the Oppenheimer Group.

(c) The Oppenheimer Group has made sales in the past sixty days as follows:

    Name               Date          Number of Shares      Price per Share

 Partnership         May 18, 2005           41,500              $16.95
 International       May 18, 2005            3,600              $16.95

All sales in the past sixty days were effected in open market transactions.

(d) The entities comprising the Oppenheimer Group, as owners of an aggregate of 88,929 Shares (representing 4.9% of the outstanding Shares), have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, but only from such Shares.

(e) On May 18, 2005, the Oppenheimer Group ceased to be the beneficial owner of more than five percent (5%) of the outstanding Shares of Beneficial Interest of the Issuer.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2005

P. OPPENHEIMER INVESTMENT PARTNERSHIP, LP

By:     Oppvest, LLC, General Partner

By:     Philip V. Oppenheimer
        -------------------------
        Managing Member


By:     /s/  Beth N. Lowson
        -------------------------

        Beth N. Lowson
        The Nelson Law Firm, LLC
        75 South Broadway, 4th Floor
        White Plains, NY  10601
        Attorney In Fact

OPPENHEIMER-CLOSE INTERNATIONAL, LTD.

By:	Philip V. Oppenheimer
        -------------------------
        Philip V. Oppenheimer
        Chairman


By:     /s/  Beth N. Lowson
        -------------------------

        Beth N. Lowson
        The Nelson Law Firm, LLC
        75 South Broadway, 4th Floor
        White Plains, NY 10601
        Attorney In Fact




			POWER OF ATTORNEY


Reference is hereby made to the Power of Attorney contained in the
Schedule 13D filed with the Securities and Exchange Commission on October 21, 2004, which Power of Attorney is incorporated by reference herein.